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                                                           SEC FILE NUMBER
                                                               0-28258

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                                                            CUSIP NUMBER
                                                             822809 109

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
             |_| Form N-SAR |_| Form N-CSR

          For Period Ended:  January 1, 2006

          |_|  Transition Report on Form 10-K

          |_|  Transition Report on Form 20-F

          |_|  Transition Report on Form 11-K

          |_|  Transition Report on Form 10-Q

          |_|  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant

SHELLS SEAFOOD RESTAURANTS, INC.
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Former Name If Applicable

N/A
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Address of Principal Executive Office (Street and Number)

16313 N DALE MABRY HWY, SUITE 100

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City, State and Zip Code

TAMPA, FL 33618

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
|x|         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution reportion Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
            (c)   The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in the Registrant's Current Report on Form 8-K and the press release attached thereto filed with the Commission on April 3, 2006, the Registrant announced that it will restate its second and third quarter fiscal 2005 financial statements to reflect an adjustment to its accounting for the issuance of the Series B Preferred Stock and warrants in the May 2005 private placement. As a result of the aforementioned restatement, the Registrant's Annual Report on Form 10-K for the fiscal year ended January 1, 2006 (the "Form 10-K") cannot be filed within the prescribed time period because the Registrant's preparation of the year end financial statements has taken longer than usual to complete, due primarily to the time required for a detailed analysis of the accounting adjustments for the issuance of the Series B Preferred Stock and warrants in the May 2005 private placement. This delay could not be eliminated by the Registrant without unreasonable effort or expense. The Form 10-K will be filed as soon as practicable, but in no event later than the fifteenth calendar day following the prescribed due date.


                        Persons who are to respond to the collection of
                        information contained in this form are not required to
                        respond unless the form displays a currently valid OMB
SEC 1344(03-05)         control number.

(Attach extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      WARREN R NELSON                  813                961-0944
      ---------------              -----------       ------------------
          (Name)                   (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |x| Yes  |_| No

     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 | | Yes  |X| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



--------------------------------------------------------------------------------

                         SHELLS SEAFOOD RESTAURANTS, INC
                  ---------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  APRIL 3, 2006                  By   /S/ WARREN R. NELSON
    -----------------                 ------------------------------------------
                                        WARREN R. NELSON
                                        EXECUTIVE VICE-PRESIDENT AND
                                        CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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